Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

A. Operating Results.

Overview

We are a holding company incorporated in the Cayman Islands and are not a Chinese operating company. As a holding company with no material operations of our own, our operations have been conducted in China by our subsidiaries and through the VIE Agreements, with the VIE and the VIE’s subsidiaries. For accounting purposes, we control and receive the economic benefits of the VIE and the VIE’s subsidiaries’ business operations through such VIE Agreements, which enables us to consolidate the financial results of the VIE and the VIE’s subsidiaries in our consolidated financial statements under U.S. GAAP. Neither we nor our subsidiaries own any equity interests in the VIE or the VIE’s subsidiaries. We have evaluated the guidance in FASB ASC 810 and determined that we are regarded as the primary beneficiary of the VIE, for accounting purposes, as a result of our direct ownership in Tianyu and the provisions of the VIE Agreements. Accordingly, we treat the VIE and the VIE’s subsidiaries as our consolidated entities under U.S. GAAP. We have consolidated the financial results of the VIE and the VIE’s subsidiaries in our unaudited condensed consolidated financial statements in accordance with U.S. GAAP.

Our Class A Ordinary Shares are shares of our offshore holding company in the Cayman Islands instead of shares of the VIE or the VIE’s subsidiaries in China, therefore, as an investor, you will not directly hold equity interests in the VIE or the VIE’s subsidiaries, and you may never directly hold equity interests in the VIE or the VIE’s subsidiaries through your investment in our Class A Ordinary Shares. Investors are cautioned that the VIE Agreements have not been tested in a court of law in China, and uncertainties exist regarding the enforceability of such contractual arrangements under PRC law. Changes in PRC laws, regulations, or their interpretation could materially and adversely affect our ability to direct the activities of, and receive the economic benefits from, the VIE. For a description of the VIE Agreements, see “Item 3. Key Information—Our VIE Agreements” of our annual report for the fiscal year ended December 31, 2025 filed with the SEC on March 27, 2026.

The VIE is a contract logistics service provider in China. Contract logistics is a comprehensive process that merges traditional logistics with supply chain management. Contract logistics companies outsource resource management tasks to third-party companies and handle activities such as planning and designing supply chains, designing facilities, processing orders, collecting payments, managing inventories, and providing client services.

Our integrated logistics solution services are comprised of three business streams: (1) B2B freight transportation; (2) cloud storage; and (3) value-added services. Since 2001, we, through the VIE and the VIE’s subsidiaries, have developed extensive and reliable transportation networks in China, covering 382 cities in over 32 provinces as of June 30, 2026.

We, through the VIE and the VIE’s subsidiaries, operate on a scalable integrated network model, which we believe is best suited to support our business and maintain the quality of our comprehensive logistics services. As a contract logistics company, we, through the VIE and the VIE’s subsidiaries, directly own and operate all of our regional sorting centers, Cloud OFCs, and service outlets. We, through the VIE and the VIE’s subsidiaries, also directly own and operate our fleets. In order to establish a broader network and provide more efficient services, we, through the VIE and the VIE’s subsidiaries, cooperate with third-party transportation providers in providing freight transportation services. We believe this network model allows us to achieve strong operating results while maintaining and minimizing fixed costs and capital requirements, which results in higher return on earnings and equities.

Operational efficiency, cost management, and competitive pricing are critical to the success of a contract logistics company. We, through the VIE and the VIE’s subsidiaries, have achieved strong operational efficiency through centralized control and management of 26 regional sorting centers, 62 Cloud OFCs, 15 service outlets, approximately 410 self-owned trucks and vehicles, route planning and optimization, and transportation and managements system.

For the six months ended June 30, 2026 and 2025, our net revenue, mainly generated from providing transportation and warehouse storage management services, was approximately $311.8 million and $263.4 million, respectively. Our total net revenue increased by approximately 18.4% during the six months ended June 30, 2026 compared to the same period in 2025, primarily driven by the higher net revenue from transportation services. We recorded net income of approximately $6.6 million and $6.0 million for the six months ended June 30, 2026 and 2025, respectively.

General Factors Affecting Our Results of Operations

Our business and operating results are affected by a number of general factors in China’s transportation industry, including, but not limited to:

●	China’s overall economic growth, level of urbanization and level of consumption;

●	the development of the manufacturing industry, fast moving consumer goods industry, telecommunication industry, and publishing industry; and

●	market competition.

Unfavorable changes in any of these general factors could materially and adversely affect our business and our results of operations.

Key Factors Affecting Our Results of Operations

Our ability to expand our customer base

We will continue to seek to expand our customer base to achieve sustainable growth. We aim to attract new customers and maintain our existing customers. We acquire customers for our transportation services through the referral of our existing customers and our own efforts including online and off-line advertising. We plan to strengthen our partnerships by improving the quality and variety of our services. Additionally, we plan to increase our efforts to acquire more warehouse storage management service customers through our existing transportation service customers.

Strategic Acquisitions and Investments

We may selectively pursue acquisitions, investments, joint ventures and partnerships that we believe are strategic and complementary to our operations and technology. The business or financial performance of the companies we have invested in as well as our ability to successfully integrate these investments with our existing business would impact our results of operations and financial condition.

Results of Operations

The following consolidated results of operations include the results of operations of the Company, its wholly owned subsidiaries and consolidated VIE and the VIE’s subsidiaries.

The following table summarizes our consolidated results of operations, both in absolute amounts and as percentages of our total net revenue for the periods presented. The operating results in any historical period are not necessarily indicative of the results that may be expected for any future period.

For the six months ended June 30, 2026 and 2025

	For the Six Months Ended June 30,
	2026		2025		Change
	(Amount in thousand)%		(Amount in thousand)%		(Amount in thousand)%
Revenue
Transportation	$301,646	96.7%	$254,716	96.7%	$46,930	18.4%
Warehouse storage management services	8,102	2.6%	7,053	2.7%	1,049	14.9%
Other revenue	2,041	0.7%	1,665	0.6%	376	22.6%
Net revenue	311,789	100%	263,434	100%	48,355	18.4%
Cost of revenue	(284,993)	(91.4)%	(239,364)	(90.9)%	(45,629)	19.1%
Gross profit	$26,796	8.6%	$24,070	9.1%	$2,726	11.3%

Net revenues

Transportation services

We, primarily through the VIE and the VIE’s subsidiaries, provide transportation services to companies in mainland China. Our major customers are in the manufacturing industry, the fast-moving consumer goods industry, the new energy (vehicle) industry, the telecommunication industry, and the publishing industry. Revenue from transportation services is recognized upon customers’ receipt of the transported goods.

Warehouse storage management services

We, primarily through the VIE and the VIE’s subsidiaries, generate revenue from warehouse storage management services through the provision of integrated warehouse storage management services to various customers. We help companies place the goods and maintain the daily input and output of the goods. We primarily charge our customers service fees for our storage services and the daily management services. Revenue from the warehouse storage management services is recognized over the service period.

Our net revenues increased by approximately 18.4% from approximately $263.4 million for the six months ended June 30, 2025 to approximately $311.8 million for the six months ended June 30, 2026. The increase was primarily driven by a significant increase in revenue from our transportation services.

Net revenues generated from our transportation services increased by approximately 18.4% from approximately $254.7 million for the six months ended June 30, 2025 to approximately $301.6 million for the six months ended June 30, 2026. The growth was primarily driven by the expansion of services with existing clients, reflecting a deepened partnership and expanded service offerings.

Net revenue generated from our warehouse storage management services increased by approximately 14.9% from approximately $7.1 million for the six months ended June 30, 2025 to approximately $8.1 million for the six months ended June 30, 2026, primarily due to the acquisition of new clients for the six months ended June 30, 2026.

Cost of revenues

Our cost of revenue consists of cost of transportation services and cost of warehouse storage management services. The cost of transportation services comprises cooperation cost (the payments made to third-party transportation providers), depreciation and amortization expenses, toll fees, employee wages and benefits and fuel cost. Cooperation cost is the direct cost of transportation paid by the Company to third-party transportation providers, who are independent contractors and third-party carriers. The cost of warehouse storage management services consists of rental fees, handling fees, employee wages and benefits in connection with our services to our clients.

Our cost of revenues increased by approximately 19.1%, from approximately $239.4 million for the six months ended June 30, 2025 to approximately $285.0 million for the six months ended June 30, 2026, which was in line with the increase in revenue.

Gross profit

Our overall gross profit increased by approximately 11.3% from approximately $24.1 million for six months ended June 30, 2025 to approximately $26.8 million for six months ended June 30, 2026. For the six months ended June 30, 2026 and 2025, our overall gross margin was approximately 8.6% and 9.1%, respectively. The gross margin decreased primarily due to competitive pricing adjustments in response to intensified market competition in China’s contract logistics industry. We expect competitive pricing pressure to continue in the near term as market participants compete for market share.

	For the Six Months Ended June 30,
	2026	2025	Change
	(Amount in thousand)	(Amount in thousand)	(Amount in thousand)%
Operating expenses
Selling and marketing	$(2,280)	$(2,864)	$584	(20.4)%
General and administrative	(15,482)	(13,414)	(2,068)	15.4%
Total operating expenses	$(17,762)	$(16,278)	$(1,484)	9.1%

Operating expenses

Our operating expenses increased by approximately 9.1% from approximately $16.3 million for the six months ended June 30, 2025 to approximately $17.8 million for the six months ended June 30, 2026 for the following reasons:

Selling and marketing expenses

Our selling and marketing expenses consist primarily of employee wages, rental expenses, benefits for sales and marketing staff, depreciation expenses and other daily expenses which are related to the sales and marketing functions.

Our selling and marketing expenses decreased by approximately 20.4% from approximately $2.9 million for the six months ended June 30, 2025 to approximately $2.3 million for the six months ended June 30, 2026. The decrease was primarily attributable to lower employee salaries and related benefits, driven by a decrease in sales department headcount as a result of the Company’s departmental restructuring.

General and administrative expenses

Our general and administrative expenses consist primarily of employee wages and benefits for corporate employees, rental expenses, depreciation and amortization expenses and other expenses which are related to the general corporate functions.

Our general and administrative expenses increased by approximately 15.4% from approximately $13.4 million for the six months ended June 30, 2025 to approximately $15.5 million for the six months ended June 30, 2026. The increase was primarily attributable to higher employee salaries and related benefits, driven by an increase in G&A department headcount as a result of the Company’s departmental restructuring.

Income from operations

As a result of the foregoing, our profit from operations increased by approximately 15.9% from approximately $7.8 million for the six months ended June 30, 2025 to approximately $9.0 million for the six months ended June 30, 2026.

	For the Six Months Ended June 30,
	2026	2025	Change
	(Amount in thousand)	(Amount in thousand)	(Amount in thousand)%
Other income (expense)
Interest income	$260	$41	$219	534.1%
Interest expense	(1,316)	(1,315)	(1)	0.1%
Other (expense) income, net	(40)	250	(290)	(116.0)%
Total other expense, net	$(1,096)	$(1,024)	$(72)	7.0%

Our total net other expense increased by approximately 7.0% from approximately $1.0 million for the six months ended June 30, 2025 to approximately $1.1 million for the six months ended June 30, 2026 for the following reasons.

Other (expense) income, net

Our other (expense) income mainly consists of government subsidies, penalties and others. Other expense, net was approximately $0.04 million for the six months ended June 30, 2026, as compared to other income, net amounted to approximately $0.3 million for the six months ended June 30, 2025. The change was due to lower one-time compensation income and higher one-time compensation loss.

Interest income

Our interest income increased by approximately 534.1% from approximately $0.04 million for the six months ended June 30, 2025 to approximately $0.3 million for the six months ended June 30, 2026, primarily due to interest earned on a loan extended to a third party in connection with our business operations.

	For the Six Months Ended June 30,
	2026	2025	Change
	(Amount in thousand)	(Amount in thousand)	(Amount in thousand)%

Income before income taxes	$7,938	$6,768	$1,170	17.3%
Provision for income taxes	(1,381)	(787)	(594)	75.5%
Net income	$6,557	$5,981	$576	9.6%

Income before income taxes

As a result of the foregoing, our income before income taxes increased by 17.3% from approximately $6.8 million for the six months ended June 30, 2025 to approximately $7.9 million for the six months ended June 30, 2026.

Provision for income taxes

The effective income tax rate increased from approximately 11.6% for the six months ended June 30, 2025 to approximately 17.4% for the six months ended June 30, 2026, primarily due to a higher proportion of taxable income generated by subsidiaries that did not qualify for preferential tax treatment under PRC tax incentive programs during the period.

Net income

As a result of the foregoing, our net income increased by approximately 9.6% from approximately $6.0 million for the six months ended June 30, 2025 to approximately $6.6 million for the six months ended June 30, 2026.

Impact of foreign currency fluctuations

The reporting currency of the Company is USD. The Company in China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. The statement of income accounts is translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. The foreign currency translation from RMB to USD could materially affect our financial condition and results of operations due to the fluctuation of exchange rate. The exchange rates in effect are shown below:

U.S. Dollar Exchange Rate	For the Six Months Ended June 30, 2026	For the Six Months Ended June 30, 2025	December 31, 2025
At the end of the period - USD: RMB	US$1=RMB6.8109	US$1=RMB7.1586	US$1=RMB7.0288
Average rate for the period - USD: RMB	US$1=RMB6.8932	US$1=RMB7.1839	US$1=RMB7.1429

We did not have any foreign currency investments hedged by currency borrowings or other hedging instruments in the six months ended June 30, 2026 and 2025.

B. Liquidity and Capital Resources.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE. Approval from or registration with appropriate government authorities is, however, required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. See “Item 3. Key Information—D. Risk Factors—Risk Factors—Governmental control of currency conversion may affect the value of your investment and our payment of dividends” of our annual report for the fiscal year ended December 31, 2025 filed with the SEC on March 27, 2026.

In addition, under the Holding Foreign Companies Accountable Act, our securities may be prohibited from trading on U.S. national securities exchanges or in the over-the-counter trading market if the Public Company Accounting Oversight Board (PCAOB) is unable to inspect or investigate completely our auditor for two consecutive years. For further information, see “Item 3. Key Information—D. Risk Factors” of our annual report for the fiscal year ended December 31, 2025 filed with the SEC on March 27, 2026.

Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. We had various outstanding bank loans of approximately $83.1 million as of June 30, 2026. We have also entered into non-cancellable operating lease agreements for several offices, operating facilities and warehouses. The following table sets forth our contractual obligations as of June 30, 2026:

	Payments Due by Period (Amount in thousand)
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(Amount in thousand)	(Amount in thousand)	(Amount in thousand)	(Amount in thousand)	(Amount in thousand)
Bank loans	$83,084	$46,147	$24,753	$5,058	$7,126
Operating lease commitments	10,140	3,106	3,043	1,563	2,428
Total	$93,224	$49,253	$27,796	$6,621	$9,554

Cash flows and working capital

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended June 30,
	2026	2025
	(Amount in thousand)	(Amount in thousand)
Net cash used in operating activities	$(12,460)	$(14,542)
Net cash used in investing activities	(5,177)	(10,729)
Net cash flows (used in) provided by financing activities	(2,060)	3,892
Effects of exchange rate changes on cash, cash equivalents and restricted cash	989	90
Cash, cash equivalents and restricted cash, beginning of period	38,568	40,214
Cash, cash equivalents and restricted cash, end of period	$19,860	$18,925

As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our PRC subsidiary and the VIE in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiary in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may provide Renminbi funding to the VIE only through loans. Foreign currency capital of a foreign-invested enterprise may be converted into Renminbi capital at its will according to the actual operation of the enterprise, as long as it is within such enterprise’s business scope.

Cash flows in Operating Activities

For the six months ended June 30, 2026, net cash used in operating activities was approximately $12.5 million, which was primarily comprised of a decrease in accounts payable of approximately $15.3 million, an increase in notes receivable of approximately $5.9 million, a decrease in salary and welfare payable of approximately $3.1 million, an increase in prepayments and other current assets of approximately $2.8 million, and a decrease in operating lease liabilities of approximately $1.6 million. Net cash used in operating activities was partially offset by a net income of approximately $6.6 million, an increase in tax payables of approximately $5.3 million, an adjustment for non-cash items totaling approximately $4.9 million.

For the six months ended June 30, 2025, net cash used in operating activities was approximately $14.5 million, which was primarily comprised of a decrease in accounts payable of approximately $24.0 million, an increase in prepayments and other current assets of approximately $4.6 million, a decrease in operating lease liabilities of approximately $2.2 million, and an increase in due from related parties of approximately $1.6 million. Net cash used in operating activities was partially offset by a net income of approximately $6.0 million, an adjustment for non-cash items totaling approximately $6.0 million, a decrease in accounts receivable of approximately $3.1 million, a decrease in other non-current assets of approximately $1.7 million and an increase in tax payables of approximately $1.4 million.

Cash flows in Investing Activities

For the six months ended June 30, 2026, net cash used in investing activities was approximately $5.2 million, primarily consisting of purchase of property and equipment of approximately $3.0 million and purchase of long-term investments of approximately $2.2 million.

For the six months ended June 30, 2025, net cash used in investing activities was approximately $10.7 million, primarily consisting of purchase of property and equipment of approximately $7.8 million and loan to a third party of approximately $3.0 million.

Cash flows in Financing Activities

For the six months ended June 30, 2026, net cash used in financing activities was approximately $2.1 million, primarily consisting of repayment of bank loans of approximately $28.4 million and repayment of notes payable of approximately $4.4 million, partially offset by proceeds from bank loans of approximately $27.6 million (including both short-term and long-term bank loans) and proceeds from notes payable of approximately $2.9 million.

For the six months ended June 30, 2025, net cash provided by financing activities was approximately $3.9 million, primarily consisting of proceeds from bank loans of approximately $36.3 million (including both short-term and long-term bank loans) and proceeds from notes payable of approximately $1.4 million, partially offset by cash repaid for bank loans of approximately $27.2 million and cash repaid for notes payable of approximately $7.0 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchase of fixed assets, including electronic equipment, office equipment and vehicles, and intangible assets. Our capital expenditures were approximately $3.0 million and $7.8 million for the six months ended June 30, 2026 and 2025, respectively. Subsequent to June 30, 2026 and as of the issuance date of these unaudited condensed interim financial statements, we made capital expenditures of approximately $1.0 million. We intend to fund our future capital expenditures with our existing cash balance, proceeds of bank loans and proceeds from the new equity financing.

Off-Balance Sheet Commitments and Arrangements

As of June 30, 2026, the Company had letters of guarantee in aggregate of approximately $7.4 million (RMB50.1 million) issued by several banks to the customers, which terms extend through 2028. The Company was required to maintain restricted cash of approximately $1.6 million (RMB11.0 million) for letters of guarantee.

As of June 30, 2026, we have not recorded any liabilities related to these letters of guarantee, as there are no indications of default. However, these commitments represent potential obligations that could result in liabilities if we fail to fulfill agreement terms.

We have not entered into any derivative contracts indexed to our shares that are classified as shareholders’ equity or that are not reflected in our unaudited condensed consolidated financial statements. Additionally, we do not have any retained or contingent interests in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interests in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Technology Infrastructure” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property” of our annual report for the fiscal year ended December 31, 2025 filed with the SEC on March 27, 2026.

D. Trend Information.

Other than as described elsewhere in this unaudited condensed interim report, including competitive pricing pressures in China’s contract logistics industry that contributed to gross margin compression and the loss of certain preferential tax treatments that increased our effective tax rate, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Critical Accounting Estimates.

We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP. The preparation of these unaudited condensed consolidated financial statements requires us to make estimates, judgments, and assumptions that can have a meaningful effect on the reporting of consolidated financial statements. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations because of changes in our estimates.

The critical accounting policies, judgments and estimates that we believe to have the most significant impact on our consolidated financial statements are described below, which should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this unaudited condensed interim report. When reviewing our consolidated financial statements, you should consider.

●	our selection of critical accounting policies;

●	the judgments and other uncertainties affecting the application of such policies;

●	the sensitivity of reported results to changes in conditions and assumptions;

Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) accounts receivable, net; and (iii) income taxes. See “Note 2—Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies”.

Critical accounting estimates are defined as those reflective of significant judgments, estimates and uncertainties, which may result in materially different results under different assumptions and conditions. For the six months ended June 30, 2026, we identified no critical accounting estimates in the preparation of our unaudited condensed consolidated financial statements.